July 3, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Post-Effective Amendments to the Registration Statements on Form N-2 for

PNC Absolute Return Fund LLC (Securities Act File No. 333-128721; Investment

Company Act File No. 811-21088)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, PNC Absolute Return Fund LLC hereby requests that the amended registration statement filed on July 1, 2008 on Form N-2 be withdrawn. The filing was inadvertently made on the wrong form type, and is being refiled as Form POS-8C.

Thank you for your consideration of this matter. Please contact Jennifer E. Vollmer at (215) 585-5082 or S. Elliott Cohan at (212) 715-9512 with any questions or comments you may have regarding the Amendments.

Very truly yours,

PNC Absolute Return Fund LLC

By:	/s/ Jennifer E. Vollmer
Jennifer E. Vollmer Secretary

cc:	S. Elliot Cohan, Esq.

Kramer Levin Naftalis & Frankel LLP